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SEC  10032993 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio	Texas	78288
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirsten Register (210) 913-0703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1800	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROSE MARY MALDONADO
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-13-2010
NOTARY PUBLIC
STATE OF TEXAS

Signature

Vice President, Corporate Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
USAA Investment Management Company:

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2010

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2009

(In thousands, except share data)

Assets		
Cash and cash equivalents	$	65,036
Cash segregated under federal regulations		185,643
Deposits with clearing organizations		6,871
Receivable from broker-dealers and clearing organizations		1,398
Receivable from customers, net of allowance		125,117
Receivable from related parties (includes amounts due from USAA mutual funds of $12,941)		13,229
Software and equipment, at cost, net of accumulated depreciation and amortization		11,994
Income taxes receivable, net (includes deferred taxes of $6,755)		7,329
Other assets		6,860
Total assets	$	423,477
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to broker-dealers and clearing organizations	$	4,653
Payable to customers		299,984
Payable to related parties (includes amounts due to USAA mutual funds of $3,515)		21,195
Accrued personnel expenses		22,085
Income taxes payable		6,741
Other liabilities		8,393
Total liabilities		363,051
Stockholders' Equity:		
Adjustable noncumulative perpetual preferred stock, Series A, $100 par value; 50,000 shares authorized; 50,000 shares issued and outstanding		5,000
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		27,312
Retained earnings		28,113
Total stockholders' equity		60,426
Total liabilities and stockholders' equity	$	423,477

See accompanying notes to financial statements.

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Income

Year Ended December 31, 2009

(In thousands)

Revenues:	
Advisory fees	$ 177,260
Brokerage services commissions and fees	61,794
Administration and servicing fees	49,663
Interest and dividend income	7,460
Other	4,525
Total revenues	300,702
Expenses:	
Compensation and benefits	96,192
Data processing and communications	66,382
Advertising	49,228
Administrative services	35,563
Subadvisory expenses	25,533
Product costs	18,602
Subscriptions	7,350
Occupancy and equipment	3,251
Interest	1,276
Other	8,544
Total expenses	311,921
Loss before income taxes	(11,219)
Income tax benefit	2,899
Net loss	$ (8,320)

See accompanying notes to financial statements.

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2009

(In thousands)

	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balances at December 31, 2008	$ 5,000	$ 1	$ 27,312	$ 36,747	$ 69,060
Net income	-	-	-	(8,320)	(8,320)
Dividends on preferred stock	-	-	-	(314)	(314)
Balances at December 31, 2009	$ 5,000	$ 1	$ 27,312	$ 28,113	$ 60,426

See accompanying notes to financial statements.

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Cash Flows

Year Ended December 31, 2009

(In thousands)

Cash flows from operating activities:		
Net loss	$	(8,320)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred income tax benefit		(6,500)
Realized loss on securities transactions, net		60
Change in net unrealized appreciation of securities		(38)
Depreciation and amortization expense		6,167
Increase in cash segregated under federal regulations		(42,636)
Decrease in deposits with clearing organizations		8,109
Decrease in receivable to broker-dealers and clearing organizations, net		913
Increase in receivable to related parties, net		(3,039)
Increase in other assets		(2,489)
Increase in payable to customers, net		33,626
Increase in accrued personnel expenses		9,426
Increase in income tax payable, net		9,204
Increase in other liabilities		3,785
Net cash provided by operating activities		8,268
Cash flows from investing activities:		
Acquisition of software and equipment		(3,634)
Net cash provided by investing activities		(3,634)
Cash flows from financing activities:		
Preferred stock dividends		(314)
Net cash used in financing activities		(314)
Net increase in cash and cash equivalents		4,320
Cash and cash equivalents at beginning of year		60,716
Cash and cash equivalents at end of year	$	65,036
Supplemental disclosure:		
Interest paid on customer balances and borrowings	$	1,276
Income taxes received	$	5,325

See accompanying notes to financial statements.

(Dollars in thousands)

(1) Summary of significant accounting policies

(a) Nature of operations

USAA Investment Management Company (IMCO), (also referred to as "we," "our," or "us," unless otherwise denoted), is a wholly-owned subsidiary of USAA Investment Corporation (ICORP), which is a wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

We are a registered investment adviser under the Investment Advisers Act of 1940, a registered securities broker-dealer under the Securities Exchange Act of 1934, a member of the Chicago Stock Exchange, and a member of the Financial Industry Regulatory Authority (FINRA). As an investment adviser, we provide advisory services to the USAA mutual funds, USAA and certain of its affiliates, and to certain institutions and individuals. As a broker-dealer, we offer brokerage services principally to individuals eligible for membership in USAA, primarily active and retired United States military personnel and their families, and serve as the underwriter and distributor of the USAA mutual funds.

(b) Basis of presentation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that have an original maturity at purchase of three months or less. At December 31, 2009, we held an investment in a money market fund of $34,000. Dividends earned on this investment are recorded on an accrual basis and totaled $15 in 2009.

(d) Cash segregated under federal regulations

At December 31, 2009, cash of $185,643 was segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

(e) Securities transactions

Proprietary and customers' securities transactions are reported on a settlement date basis. Related commission income and expenses are reported on a settlement date basis. Recording such transactions on a trade date basis would not have resulted in a material difference from that recorded in these financial statements.

At December 31, 2009, securities owned of $768 and securities sold, not yet purchased of $27, included in other assets and other liabilities respectively, which consist of equity securities and

shares of regulated investment companies, are carried at fair value with the resulting change in unrealized appreciation or depreciation included in the statement of income. Gains or losses from the sale of securities are computed on the average cost method. Interest income is recorded on the accrual basis.

(f) Receivable from and payable to broker-dealers and clearing organizations

Receivable from and payable to broker-dealers and clearing organizations also includes securities failed to deliver, securities failed to receive and securities borrowed. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date.

Securities borrowed transactions are recorded at the amount of collateral advanced. Securities borrowed transactions require us to deposit collateral with the lender in the form of cash. We monitor the fair value of securities borrowed on a daily basis. Additional collateral is provided to or refunded by the lender as necessary. Counterparties are principally other brokers and dealers and financial institutions.

(g) Receivable from and payable to customers

Receivable from customers consists of margin loans to customers and amounts due on cash transactions and is stated net of allowance for doubtful accounts of $169. Payable to customers is the result of transactions or deposits. Securities owned by customers, including those that are held as collateral for receivables, are not reflected in the statement of financial condition.

(h) Software and equipment

Software and equipment consists primarily of purchased and internally developed software. Internal software development costs are capitalized to the extent of external direct costs of materials and services consumed and of salary costs relating to employees' time spent on the software project during the application development stage. Purchased software and internally developed software are capitalized and amortized on a straight-line basis over an estimated useful life of three years. Depreciation of electronic data processing equipment is computed using the double-declining balance method over an estimated useful life of three years. Capitalized software costs are evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation.

(i) Income taxes

IMCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are utilized by the consolidated group. Separate company current taxes are the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the subsidiaries.

Deferred income taxes are recognized for the federal and state tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the

period that includes the enactment date.

We file separate company state tax returns or are included in USAA consolidated unitary state returns, where applicable. State income tax is primarily attributable to income earned or apportioned in the respective state jurisdictions and is reflected in the consolidated statements of income.

Interest expense and interest income attributable to uncertain tax positions are recognized as a component of pre-tax income and expense. Penalties are classified as a component of income tax expense.

(j) Advertising

Advertising costs are expensed as incurred.

(k) Accounting pronouncements issued but not yet effective

In June 2009, the FASB issued two standards on accounting for transfers of financial assets and consolidation of variable interest entities (VIEs). These standards amend prior derecognition guidance and eliminates the exemption from consolidation for qualifying special-purpose entities (QSPEs). Further, the standards amend the consolidation guidance applicable to VIEs from a "risks and rewards" model to a "power and economics" view. These provisions will be effective for us on January 1, 2010. The application of this guidance is not expected to impact our financial position or results of operations.

(2) Transactions with related parties

(a) Advisory and administration and servicing fees

We act as investment adviser to the USAA mutual funds, USAA, and certain of its subsidiaries. Amounts owed to IMCO for these services are included in receivable from related parties and amounts are settled monthly.

Advisory fees earned from the USAA mutual funds are based on specified percentages of average net assets as adjusted for the performance of certain mutual funds relative to peer group benchmarks over the last 36 months. For these fees, we act as the investment adviser for each fund's investment program. Advisory fees earned from USAA and its subsidiaries are based on the cost of providing the service. Advisory fees are recognized as earned over the term the services are performed.

We also receive an administration and servicing fee from the USAA mutual funds. For these fees, we provide office space and facilities, prepare regulatory filings on behalf of the funds, and perform various other shareholder services. We also compensate all personnel and officers of the USAA mutual funds, provided such persons are also employees of IMCO or its affiliates. Administration and servicing fees are recognized as earned over the term the services are performed.

(Dollars in thousands)

Advisory, administration and servicing fees include the following for the year ended December 31, 2009:

Advisory:		
USAA mutual funds (including an unfavorable performance adjustment of $2,524)	$	141,322
USAA and subsidiaries		8,520
Other advisory fees with non-affiliates		27,418
Total advisory fees		177,260
Administration and servicing:		
USAA mutual funds		49,663
Total advisory and administration and servicing fees	$	226,923

We have retained various subadvisers specializing in various equity security investment styles to manage the equity portions of certain of the USAA mutual fund assets. Subadvisory fees are paid directly by IMCO and are based on a percentage of average net assets under management. Such fees are included as a separate expense on the statement of income.

We voluntarily reimburse expenses for certain USAA mutual funds for the amount by which expenses of the Fund exceed a pre-established limit. The aggregate amount of such voluntary expense reimbursements for 2009, which is included in product costs, was $18,285.

We have contracts with the USAA mutual funds for exclusive underwriting and distribution of their shares on a continuing best efforts basis. The contracts provide that we will receive no fee or other remuneration for such services.

(b) Agreements with related parties

We have contracted for certain services from USAA and certain of its subsidiaries, such as rental of office space, utilities, mail processing, data processing, printing, employee benefits, and corporate staffing services. Accordingly, we pay for these various services, and amounts owed are included in payable to related parties. Amounts are settled monthly. The contracted services and allocations are based upon various formulas or agreements with the net amounts included in expenses. The aggregate amount of the USAA contracted services for 2009 was $131,002, excluding the employee benefit plan amounts disclosed below.

We have entered into referral agreements with USAA Financial Advisors, Inc. (FAI), and USAA Financial Planning Services Insurance Agency, Inc. (FPS), both affiliated companies, covering services rendered by FAI and FPS to us. Under the terms of each referral agreement, we retained FAI and FPS to refer USAA members (when a referral best suited the needs of the USAA member) to us in exchange for a fee. Amounts are settled monthly. We paid referral fees of $71,935 in 2009, which are included in our expenses on the statement of income.

We provide certain administrative and record keeping services related to brokerage sweep agreements with the USAA Federal Savings Bank (FSB), an affiliated company and our affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services. We received fees of $24,134 related to these agreements, which is included in brokerage services commissions and fees.

(Dollars in thousands)

We also provide and receive services pursuant to various service fee agreements with FSB. The net fees paid under these agreements during 2009 were $3,066. Amounts are settled monthly. The revenues are included in brokerage services commissions and fees and interest and dividend income and the expenses are included in advertising and other expenses in the statement of income.

Under the terms of a clearing agreement with FAI, we clear and carry, on a fully disclosed basis, customer accounts introduced to us by FAI. FAI is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of FINRA. FAI activities under the agreement include performing account opening and administration and taking client securities orders for clearance and settlement through the introducing and clearing arrangement with us. We paid FAI fees of $2,849 in 2009 under this agreement, which are recognized as administrative services expenses on the statement of income.

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $500,000 from CAPCO. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. Interest expense incurred from borrowings was minimal in 2009, with a weighted average interest rate of 0.21%. There were no borrowings outstanding under this agreement at December 31, 2009. Commitment fees associated with this intercompany funding agreement totaled $60 for 2009.

(c) Employee benefit plans

Defined benefit pension plan

Most of our employees are covered under a defined benefit pension plan administered by USAA, which is accounted for on a group basis. The benefits are determined based on years of service and the employee's final average pay as defined in the plan. The total net pension benefit allocated to us, based on salary expense, was a benefit of $4,004 in 2009.

Postretirement benefits plan

Substantially all employees will become eligible for certain medical, dental, and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for us. The postretirement benefits cost allocated to us based on our number of employees was $1,003 in 2009.

Defined contribution plan

Substantially all of our employees are eligible to participate in USAA's defined contribution plan. We match participant contributions dollar-for-dollar to a maximum of 8% of a participant's compensation. Participants fully vest in our matching contributions after two years of vesting service. We contributed $4,379 to the plan during 2009.

USAA also provides another defined contribution benefit, Retirement Plus, which is available to substantially all of our employees. Retirement Plus is an age-based contribution which ranges from 3% to 9% of annual pay. The contribution is deposited into each participant's retirement account annually, provided USAA meets or exceeds its overall performance targets. These contributions are managed by the participants. The contributions become 20% vested upon the participant's completion of two years of vesting service and increase 20% each year such that the participant's retirement benefit shall be 100% vested upon the completion of six years of vesting

(Dollars in thousands)

service. We contributed $3,450 to the plan during 2009.

(3) Fair value

FASB guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure of assets and liabilities measured at fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The type of financial instruments included in Level 1 are highly liquid cash instruments with quoted prices such as U.S. treasury bills, equities listed in active markets, and mutual funds.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. The types of financial instruments included in Level 2 are valued based on quoted prices for identical or similar instruments in markets that are not active including equities.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. We do not currently have any material financial instruments utilizing Level 3 inputs.

The following table presents the financial instruments carried at fair value as of December 31, 2009, by caption on the Statement of Financial Condition and by valuation hierarchy (as described above).

	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total carrying value at December 31, 2009
Deposits with clearing organizations:				
U.S. Treasury security	$ 1,600	$ -	$ -	$ 1,600
Other assets:				
Securities owned	744	24	-	768
Total assets at fair value	2,344	24	-	2,368
Other liabilities:				
Securities sold, not yet purchased	4	23	-	27
Total liabilities at fair value	$ 4	$ 23	$ -	$ 27

Receivables from and payables to broker-dealers and clearing organizations, receivables from and payables to customers, and receivables from and payables to related parties are presented in the statement of financial condition at contract amounts, which approximate fair value. The contract

amounts approximate fair value because the financial instruments have short-term maturities, are repriced frequently, or bear market interest rates. For all other financial assets and liabilities, carrying value approximates fair value due to their short-term nature.

In the normal course of business, our activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose us to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

Customer securities activities are transacted on either a cash or margin basis. Margin loans to customers are collateralized by securities in their brokerage accounts. We seek to mitigate the risks associated with customer securities activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. We monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned before the collateral could be sold.

Securities sold, not yet purchased, represent our obligation to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as our ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

We deposit cash with counterparties as collateral for securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited we may be exposed to the risk of selling the securities at prevailing market prices. We mitigate this risk by reviewing the credit standing of each counterparty and monitoring the collateral values on a daily basis.

(4) Receivable from and payable to broker-dealers and clearing organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009 consist of the following:

Receivable:		
Securities failed to deliver	$	1,100
Deposits for securities borrowed		298
	$	1,398
Payable:		
Securities failed to receive	$	843
Clearing organizations		3,810
	$	4,653

(Dollars in thousands)

(5) Software and equipment

Software and equipment at December 31, 2009 are summarized below. Depreciation and amortization expense was $6,167 in 2009.

Capitalized software	$	27,955
Equipment		126
Total		28,081
Less accumulated depreciation and amortization		(16,087)
Software and equipment, net	$	11,994

(6) Income taxes

The reported income tax expense for 2009 differs from the expected tax using the statutory rate as follows:

Loss before income taxes	$	(11,219)
Income tax benefit at 35% statutory rate	$	(3,927)
Change in tax resulting from:		
Dividends received deduction		(16)
Other permanent differences		(91)
State income taxes, net of federal income tax credit		1,135
Income tax benefit	$	(2,899)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 are presented below:

Deferred tax assets:		
Accrued expenses	$	7,914
Other		190
Total gross deferred tax assets		8,104
Deferred tax liabilities:		
Depreciable assets and software		(1,349)
Total gross deferred tax liabilities		(1,349)
Net deferred tax asset	$	6,755

Management believes the gross deferred tax assets are more likely-than-not to be realized based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

(Dollars in thousands)

The components of income tax expense for the year ended December 31, 2009 are as follows:

Federal and state income tax expense (benefit):		Federal	State	Total
Current income tax expense	$	1,710	1,891	3,601
Deferred income tax benefit		(6,354)	(146)	(6,500)
Total income tax expense (benefit)	$	(4,644)	1,745	(2,899)

The updated FASB provisions for accounting for uncertainty in income taxes were adopted on January 1, 2007. Due to tax authority developments in 2009, we have reassessed our uncertain tax positions. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

		2009
Balance at January 1	$	-
Increases for tax positions of prior years		3,251
Increases for tax positions of the current year		2,160
Balance at December 31	$	5,411

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $419. On a regular basis, tax return examinations and settlements are concluded, statutes of limitations expire, and court decisions interpret tax law. There are positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months, because the tax positions may be settled in cash or otherwise resolved with taxing authorities. At December 31, 2009 the range of a potential decrease in the liability for uncertain tax positions due to resolution with tax authorities is $4,000 to $5,000, which could result in additional cash tax outflow. Generally, the 2006 through 2008 tax years remain subject to examination.

For 2009, the total amount of interest expense attributable to uncertain tax positions recognized in the statement of income is $849, and the total amount of interest payable recognized in the statement of financial condition is $849. The total amount of penalty expense attributable to uncertain tax positions recognized in the statement of income is $137, and the total amount of penalties payable recognized in the statement of financial condition is $137.

(7) Capital transactions

CAPCO owns 100% of our outstanding adjustable noncumulative perpetual preferred stock, Series A. The preferred stock is redeemable at our option. The dividend rate for the preferred stock resets every five years and is 6.28% through 2011. The preferred stock has a liquidation value equal to its redemption value and has preference over the common stock with respect to dividends and liquidation rights. We paid cash dividends totaling $314 on the preferred stock to CAPCO in 2009.

(8) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, equal to the greater of $250 or 2% of

(Dollars in thousands)

aggregate debit balances arising from customer transactions, as defined. At December 31, 2009, our net capital was $38,267 (27% of aggregate debit balances), which was $35,471 in excess of our minimum net capital requirement of $2,796.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

(9) Liabilities subordinated to claims of general creditors

We had no liabilities subordinated to claims of general creditors during 2009.

(10) Credit facility

We have an unsecured demand promissory note enabling borrowings on an unsecured basis from J.P. Morgan Chase Bank, N.A. Borrowings from J.P. Morgan Chase are guaranteed by CAPCO. We paid CAPCO guarantee fees of $35 for 2009. Interest expense incurred from borrowings was minimal in 2009, with a weighted average interest rate of 1.47%. There were no borrowings outstanding under this facility at December 31, 2009.

(11) Commitments and contingencies

IMCO is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position or results of operations.

In the normal course of business, we provide guarantees to securities clearinghouses. Associated with our membership, we may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearinghouse. In general, our guarantee obligations would arise only if the clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the clearinghouse. As a result, any potential contingent liability under these membership agreements cannot be estimated. We have not recorded any contingent liability in the financial statements for these agreements and believe that any potential requirement to make payments under such agreements is remote.

(12) Subsequent events

The date to which events occurring after December 31, 2009 have been evaluated for possible adjustment to the financial statements or disclosure is February 23, 2010, which is the date on which the financial statements were available to be issued.

USAA INVESTMENT MANAGEMENT COMPANY

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2009

(In thousands)

Net capital:			
Total stockholders' equity qualified for net capital		$	60,426
Deductions and/or charges:			
Non-allowable assets:			
Software and equipment	11,994		
Net deferred tax asset	6,755		
Other assets	1,972		
	20,721		
Aged fails-to-deliver	600		
Other deductions and/or charges	3		
	603		
Total deductions and/or charges			21,324
Net capital before haircuts on securities positions			39,102
Haircuts on securities:			
Stocks, warrants and other securities			835
Net capital		$	38,267
Computation of alternative net capital requirement:			
2% of aggregate debit items (or $250, if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of December 31, 2009			2,796
Excess net capital		$	35,471
Net capital in excess of:			
4% of aggregate debit items		$	32,674
5% of aggregate debit items		$	31,276

There were no material adjustments to the net capital as presented herein and as shown in the unaudited Part II of Form X-17A-5 as of December 31, 2009.

See accompanying independent auditors' report.

USAA INVESTMENT MANAGEMENT COMPANY

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

(In thousands)

Credit Balances:		
Free credit balances and other credit balances in customers' security accounts	$	313,384
Monies borrowed collateralized by securities carried for the accounts of customers		13,634
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		1,356
Credit balances in firm accounts which are attributable to principal sales to customers		3,326
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		-
Market value of short security count differences over 7 calendar days old		12
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 7 calendar days		7
Total credit items		331,719
Debit Balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		125,133
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		274
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		771
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customers' accounts		13,634
Aggregate debits		139,812
Less 3% charge		4,194
Total debit items		135,618
Reserve Computation:		
Excess of total credits over total debits	$	196,101
Required deposit	$	196,101

There were no material adjustments to the determination of reserve requirements as presented herein and as shown in the unaudited Part II of Form X-17A-5 as of December 31, 2009.

See accompanying independent auditors' report.

Schedule 3

USAA INVESTMENT MANAGEMENT COMPANY

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ 0
A. Number of items	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:	$ 0
A. Number of items	0

See accompanying independent auditors' report.

Ernst & Young
Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205
Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
USAA Investment Management Company

In planning and performing our audit of the financial statements of USAA Investment Management Company (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ERNST & YOUNG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2010